Contact

www.linkedin.com/in/matt-copeland-b04110 (LinkedIn)

Top Skills

Lifesciences

Forecasting

Cross-functional Team Leadership

Matt Copeland

Senior Financial Professional

Greater Boston

Summary

Finance executive/consultant with science degree and cancer research background, MBA, strategy consulting, and 20+ years of operational financial management experience in pharmaceutical, biotechnology, medical device and insurance. Primary function in finance and accounting (including technical accounting and audit management), operational planning and reporting, strategy development, data collection/analysis, and decision support for start-ups through publicly traded companies. Experience leading business development (including deal structuring and valuation analysis), program management, IT, HR, real estate, commercial launch/support, and scientific support. Experience includes - R&D stage to commercial; products to services to blended offerings; private early-stage companies; local to global footprints. Industries have all included high operational complexity and critical regulatory compliance. Have led cross functional teams and individually contributed as needs dictated. Experience includes domestic and global post-merger implementation experience and various financial systems implementations.

Specialties: Finance, accounting, fundraising, general management, G&A, planning and strategy, financial modeling, controls and business process design, business development and valuation, and systems implementation (such as ERP systems)

Experience

SemPresto, Inc

Chief Financial Officer

April 2024 - Present (2 years 2 months)

Weston, Massachusetts, United States

Managing financial strategy, overseeing fundraising, ensuring financial reporting, performing variance analysis, managing cash flow, and handling risk management and compliance. My role also includes investor relations,

HR/payroll, setting up all policies and procedures, implementing accounting systems, and building the initial financial infrastructure.

Danforth Advisors

Senior Consultant

March 2015 - Present (11 years 3 months)

Greater Boston Area

Consult for pharmaceutical, biotechnology and medical device companies on all corporate financial and accounting areas. In my role, I support both public and non-public companies with items such as preparing for an initial public offering, SEC filings, multi-year audits and financial system implementations.

Intelligent Medical Devices (ceased operations 2/1/2015)

Vice President of Finance and Controller

December 2012 - February 2015 (2 years 3 months)

Waltham, MA

• Serve as the most senior member of the Finance department, reporting to the CEO, with oversight and responsibility for all functions of the Finance and IT departments
• Manage 2 person Finance team
• Key member of executive management team
• Responsible for the integrity of financial information and systems of the organization
• Responsible for budgeting, forecasting, strategic financial planning and analysis, financial accounting, management and business metrics reporting, financial modeling, supporting business development efforts, preparation of audited financial statements, treasury and all general accounting functions
• Prepare and present finance materials to the Board of Directors.
• Implemented manufacturing modules in ERP system
• Lead policy making and development of internal controls where required.

Inspiration Biopharmaceuticals, Inc. (filed bankruptcy 10/30/12)

Director of Strategic and Financial Planning

January 2012 - November 2012 (11 months)

Cambridge, MA

• Developed the company’s budgeting, planning and internal reporting process
• Led financial discussions with executive management team, board of directors and potential investors
• Core member of management team responding to investor due diligence requests and questions

• Negotiated product licensing rights with company's business partner Ipsen
• Built detailed interactive long-range forecasting models for executive management team, prospective investors and internal commercial group
• Migrated the company's financials from QuickBooks to SAP by Design, a hosted ERP solution

Ironwood Pharmaceuticals
Associate Director of Financial Planning and Analysis
2008 - 2012 (4 years)
Cambridge, MA

• Led and designed the company's budgeting, planning and internal reporting process
• Hired and managed both the purchasing and financial planning and analysis groups
• Developed a robust, cross-departmental, integrated, system driven planning process that achieved transparency and understanding with regard to resource needs
• Led yearly and quarterly GAAP and Non-GAAP financial discussions with both management team and investor relations group
• Consistently hit external cash targets and GAAP P&L plans
• Built and established a business partnering model for the F,P&A group
• Led successful implementations of SAP's Purchasing, Procurement and Business Planning & Consolidation modules and the Prophix budgeting and reporting system
• Streamlined and improved the accuracy of the clinical, pre-clinical and CMC R&D accruals
• Assisted in accounting and financial reporting for successful IPO that raised net proceeds of over $203M

TIBCO Spotfire
Finance Manager
2006 - 2008 (2 years)
Cambridge, MA

Education

Northeastern University - Graduate School of Business Administration
MBA, Finance

The Ohio State University

BS, Molecular Genetics